Press Release
CAE reports second quarter fiscal 2021 results
•Revenue of $704.7 million up 28% vs. first quarter and down 21% vs. second quarter last year
•EPS of negative $0.02 ($0.13 before specific items(1)) vs. negative $0.42 (negative $0.11 before specific items) in the first quarter and $0.28 ($0.28 before specific items) in the second quarter last year
•Operating profit(2) of $28.2 million vs. operating loss of $110.3 million in the first quarter and operating profit of $124.8 million in the second quarter last year
•Segment operating income before specific items(3) of $79.3 million vs. segment operating loss before specific items of $2.1 million in the first quarter and segment operating income before specific items of $126.0 million in the second quarter last year
•Double-digit Civil segment operating income(4) margin of 14.2% (operating profit margin of 4.3%) on 49% training network utilization(5)
•Net cash provided by operating activities of $45.6 million vs. net cash used in operating activities of $88.4 million in the first quarter and net cash provided by operating activities of $36.7 million in the second quarter last year
•Positive free cash flow(6) of $44.9 million vs. negative $92.7 million in the first quarter and negative $7.1 million in the second quarter last year
•Order intake(7) of $667.8 million for 0.95x book-to-sales(7) and $8.3 billion backlog(7)

Montreal, Canada, November 10, 2020 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $704.7 million for the second quarter of fiscal 2021, compared with $896.8 million in the second quarter last year. Second quarter net loss attributable to equity holders was $5.2 million (negative $0.02 per share) compared to a net income of $73.8 million ($0.28 per share) last year. Net income before specific items(8) in the second quarter of fiscal 2021 was $34.2 million ($0.13 per share) compared to $74.7 million ($0.28 per share) last year.

Operating profit this quarter was $28.2 million (4.0% of revenue), compared to $124.8 million (13.9% of revenue) in the second quarter of fiscal 2020. Restructuring costs of $51.1 million were recorded this quarter whereas there were no restructuring costs in the second quarter of fiscal 2020. Second quarter segment operating income was $79.3 million (11.3% of revenue) compared with $126.0 million (14.0% of revenue) before specific items last year. Backlog remains solid at $8.3 billion. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q2-2021	Q2-2020	Variance %
Revenue		$704.7	$896.8	(21%)
Operating profit		$28.2	$124.8	(77%)
Segment operating income (SOI)		$79.3	$124.8	(36%)
Segment operating margins	%	11.3%	13.9
SOI before specific items		$79.3	$126.0	(37%)
Segment operating margins before specific items	%	11.3%	14.0
Net (loss) income		$(6.0)	$75.0	(108%)
Net (loss) income attributable to equity holders of the Company		$(5.2)	$73.8	(107%)
Basic and diluted (loss) earnings per share (EPS)		$(0.02)	$0.28	(107%)
Net income before specific items		$34.2	$74.7	(54%)
EPS before specific items		$0.13	$0.28	(54%)
Order intake		$667.8	$995.4	(33%)
Total backlog		$8,296.2	$9,238.4	(10%)

In fiscal 2021, specific items include restructuring costs of $51.1 million and net costs incurred in relation to the COVID-19 pandemic, mainly from impairment charges on non-financial assets and amounts owed from customers of $108.2 million. In fiscal 2020 specific items include the impact of the integration of Bombardier's Business Aviation Training Business (BBAT), Defence and Security's reorganizational costs and the goodwill impairment charge recognized in Healthcare.

“CAE’s stronger performance in the second quarter, compared with the first, underscores the resiliency of our business, which is largely recurring and driven by regulations. We are managing well through a very challenging period, while maintaining focus on strengthening the Company in our core markets,” said Marc Parent, CAE’s President and Chief Executive Officer. “For the quarter, we delivered $0.13 of earnings per share, generated positive free cash flow of $44.9 million, and booked $668 million in new orders for a 0.95 times book-to-sales ratio. We experienced sequential improvements in each of our three business segments. In Civil, revenue increased 47% over the first quarter, driven by 49% average training centre utilization and 10 full-flight simulator deliveries, and Civil’s segment operating margin returned to double digits at 14.2%. In Defence, we also began to see a more positive inflection, with operational improvements on programs and at training sites impacted by COVID-related restrictions. Defence revenue increased 8% over the last quarter and its segment operating margin was 8.0%. And in Healthcare, revenue grew by 66% compared to last quarter and by 22% compared to last year. With the benefit of additional volume and the commencement of CAE Air1 ventilator deliveries, Healthcare’s segment operating margin reached 8.6%.”

On CAE’s outlook, Marc Parent added, “COVID-19 remains a global reality and the pace of CAE’s recovery from this point forward will be highly correlated to the rate at which travel restrictions and quarantines can be safely lifted and activities resume in our end markets. We continue to expect a stronger second half of the fiscal year, compared with the first, and to generate positive free cash flow for the year. Notwithstanding still challenging conditions, we remain confident in CAE’s long-term prospects to emerge from this period in a position of strength.”

Civil Aviation Training Solutions (Civil)
Civil training centre utilization remains well below pre-pandemic levels but has much improved since the outset of the pandemic. Training centre utilization more than doubled since the low point of the first quarter, which reflects the regulated nature of aviation training and the relatively higher activity levels in both commercial and business aviation markets. In the months since the onset of the pandemic, business aviation has been experiencing a more rapid recovery than commercial. COVID-19 continued to negatively affect Civil training revenues during the quarter with a significant decrease in training services demand as a result of the reduction in airlines’ global operations, disruption to the global air transportation environment and diminished air passenger travel. While some locations remained operating at reduced capacities, all previously closed training locations had re-opened and training centre utilization increased to an average of 49 percent for the quarter. Since the beginning of October, Civil training centre utilization has continued to average at approximately this level.

Second quarter Civil revenue was $364.5 million, up 47% compared to the preceding first quarter, and down 31% compared to the second quarter last year. Operating profit was $15.5 million compared to an operating loss of $97.9 million in the first quarter and an operating profit of $100.2 million last year. Segment operating income before specific items was $51.9 million (14.2% of revenue) compared to a segment operating loss before specific items of $16.2 million in the first quarter and a segment operating income before specific items of $101.4 million (19.1% of revenue) in the second quarter last year. During the quarter, Civil delivered 10 full-flight simulators (FFSs)(9) to customers.

During the quarter, Civil signed training solutions contracts valued at $353.3 million, including contracts for three FFSs sales. Notable training contracts for the quarter include a five-year business aviation training agreement with a private business jet charter company in the U.S., a five-year exclusive training extension with Virgin Atlantic, a two-year business aviation training agreement with XOJET Aviation, and a two-year business aviation training extension with VistaJet.

The Civil book-to-sales ratio was 0.97x for the quarter and 0.97x for the last 12 months. The Civil backlog at the end of the quarter was $4.4 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU, FFSs deployed and FFS deliveries)		Q2-2021	Q2-2020	Variance %
Revenue		$364.5	$529.9	(31%)
Operating profit		$15.5	$100.2	(85%)
Segment operating income		$51.9	$100.2	(48%)
Segment operating margins	%	14.2%	18.9
SOI before specific items		$51.9	$101.4	(49%)
Segment operating margins before specific items	%	14.2%	19.1
Order intake		$353.3	$602.9	(41%)
Total backlog		$4,399.4	$5,124.8	(14%)
Simulator equivalent unit (SEU)(10)		251	243	3%
FFSs deployed in CAE’s network(9)		308	299	3%
FFS deliveries		10	18	(44%)

Defence and Security (Defence)
While Defence experienced some positive movement during the quarter, the COVID-19 pandemic continued to contribute to delays in the execution of programs from backlog and impacted a range of global defence programs involving government and OEM customers due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Such delays continued to impact the attainment of key program milestones; nevertheless, Defence did see some positive momentum on key Training Systems Integration programs. In addition, some of the required progress and acceptance testing was able to continue with virtual meetings and remote work procedures. There have been delays in the award of new contracts, as government acquisition authorities had to follow directives in their respective countries to shelter-in-place and eliminate travel. However, order intake was stronger in the last month of the quarter as acquisition agencies work through their large decision backlogs.

Second quarter Defence revenue was $303.2 million, up 8% compared to the preceding first quarter, and down 10% compared to the second quarter last year. Defence operating profit was $11.4 million compared to an operating loss of $9.2 million in the first quarter and an operating profit of $26.0 million last year. Defence segment operating income before specific items was $24.2 million (8.0% of revenue) compared to $17.3 million (6.2% of revenue) in the first quarter and $26.0 million (7.7% of revenue) in the second quarter last year.

During the quarter, Defence booked orders for $277.5 million, including contracts to continue providing fixed-wing flight training and support services to the U.S. Army at the CAE Dothan Training Centre and to support Leonardo with the design and manufacturing of one AW139 FFS and one AW169 FFS to undisclosed customers. Other notable contracts include providing the U.S. Air Force with upgrades and enhancements to both the KC-135 and C-130H aircrew training system programs. Defence also received orders to continue providing maintenance and logistics support services for the German Air Force's Eurofighter training devices and to support the development of a Single Synthetic Environment for the United Kingdom’s Strategic Command.

The Defence book-to-sales ratio was 0.92x for the quarter and 0.89x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $3.9 billion.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q2-2021	Q2-2020	Variance %
Revenue		$303.2	$336.5	(10%)
Operating profit		$11.4	$26.0	(56%)
Segment operating income		$24.2	$26.0	(7%)
Segment operating margins	%	8.0%	7.7
Order intake		$277.5	$362.1	(23%)
Total backlog		$3,896.8	$4,113.6	(5%)

Healthcare
Healthcare began deliveries of the CAE Air1 ventilators to the Canadian government which contributed to second quarter Healthcare revenue of $37.0 million, which is up 66% compared to the preceding first quarter and up 22% compared to the second quarter last year. Operating profit was $1.3 million compared to an operating loss of $3.2 million in the first quarter and an operating loss of $1.4 million last year. Second quarter segment operating income was $3.2 million (8.6% of revenue), compared to a loss of $3.2 million in the first quarter and a loss of $1.4 million in the second quarter last year.

Healthcare continued to provide new tools and training capabilities in support of its customers’ training needs during the COVID-19 pandemic. These include solutions like CAE Maestro Evolve, an interactive learning platform, and the cloud version of CAE LearningSpace, a centre management solution which offers new remote and distance learning capabilities for virtual Objective Structured Clinical Examination and telehealth training. Healthcare also continued to drive adoption of its medical imaging offerings, including an upgraded version of Vimedix, a high-fidelity simulator that facilitates the learning process for cardiac, lung, abdominal and Ob/Gyn ultrasound in a live, remote or mixed reality environments.

Healthcare continued to support the training needs for clinicians and first responders in their fight against COVID-19 with webinars and adaptive learning programs, including the co-development of the Adaptive Learning Ventilator Reskilling program, which was conferred with the Innovation and Attendees Choice Awards at the annual EMS World Expo. Healthcare has also been offering complimentary webinars, including the COVID-19 Simulated Clinical Experience to help caregivers practice personal safety procedures and patient assessment, as well as simulation-based learning modules, such as the Pathogens of High Consequence course, which was provided free-of-charge to clinicians to help them prepare for infectious disease outbreaks.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q2-2021	Q2-2020	Variance %
Revenue		$37.0	$30.4	22%
Operating profit		$1.3	$(1.4)	193%
Segment operating income (loss)		$3.2	$(1.4)	329%
Segment operating margins	%	8.6%	—

Additional financial highlights
We incurred restructuring costs of $51.1 million during the second quarter of fiscal 2021 in connection with the previously announced measures to best serve the market by optimizing CAE’s global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. Taken together, these measures are expected to enable CAE to realize annual recurring cost savings of approximately $50 million, starting in fiscal year 2022.

Net cash provided by operating activities was positive $45.6 million for the quarter, compared to $36.7 million in the second quarter last year. Free cash flow was $44.9 million for the quarter compared to negative $7.1 million in the second quarter last year. The increase in free cash flow was mainly due to a lower investment in non-cash working capital, lower dividends paid and lower maintenance capital expenditures.

Income tax recovery this quarter was $1.0 million, representing an effective tax rate of 14%, compared to 17% for the second quarter last year. The tax rate was lower due to the impact of the restructuring costs incurred this quarter, partially offset by the change in the mix of income and losses from various jurisdictions. Excluding the effect of the restructuring costs, the income tax rate would have been 25% this quarter.

Growth and maintenance capital expenditures(11) totaled $15.2 million this quarter and were $33.2 million for the first half of the fiscal year.

Net debt(12) at the end of the quarter was $2,358.9 million for a net debt-to-capital ratio(13) of 50.1%. This compares to net debt of $2,407.5 million and a net debt-to-capital ratio of 50.7% at the end of the preceding quarter.

Return on capital employed (ROCE)(14) was 7.2% this quarter compared to 11.5% in the second quarter last year, before specific items.

Management outlook for fiscal year 2021 largely unchanged

Consolidated outlook
CAE is a high technology solutions company at the leading edge in digital immersion. The extended-term outlook for the Company remains compelling, and it expects to emerge from the COVID-19 pandemic even better positioned as a result of several initiatives to strengthen its internal position during the current period. Its restructuring program, currently underway, is expected to yield annual recurring cost savings of approximately $50 million, starting in fiscal year 2022.

In the short-term; however, the Company expects the COVID-19 pandemic to continue to have a significant negative impact on its performance relative to pre-pandemic levels. COVID-19 remains a global reality and the pace of CAE’s recovery from this point forward is expected to be highly correlated to the rate at which travel restrictions and quarantines can be safely lifted and activities resume in CAE’s end markets. The Company continues to expect a stronger second half of the fiscal year, compared with the first, including the generation of positive free cash flow for the fiscal year. The Company significantly reduced capital expenditures, which it currently expects to be approximately $100 million for the fiscal year.

Civil outlook
In Civil, the regulated requirements for aviation training serve as a key demand driver, which is expected to continue mitigating some of the negative impacts of the civil aviation market downturn. As global commercial and business aircraft activity recovers, the Company expects to continue building on its previously positive momentum in training, increasing market share and securing new customer partnerships with its innovative training and operational solutions. The Company believes more airline training partnership and outsourcing opportunities should materialize for CAE as the industry looks for ways to gain greater agility and resiliency in the post-COVID-19 era. In business aviation training, which represents a substantial portion of CAE’s Civil business, the Company continues to expect a more rapid market recovery than in commercial aviation. Demand for Civil full-flight simulators is closely linked to new aircraft deliveries, and while the total market is expected to be substantially smaller this fiscal year, Civil expects to maintain its leading share of the available FFS sales and expects to deliver approximately 35 to 40 FFSs to customers worldwide this fiscal year. CAE benefits from a large backlog of customer funded FFS orders, and while some deliveries have been delayed, the Company expects to substantially deliver this backlog over the next couple of years.

Defence outlook
In Defence, the Company also benefits from a large backlog of contracts with government customers to provide training and operational support solutions that are considered essential to national security. In addition, Defence is making progress toward addressing both the training and mission support market segments with digitally immersive solutions, as evidenced by awards this quarter to support the U.S. Special Operations Command and UK Strategic Command. In the current fiscal year, however, COVID-19-related issues have slowed Defence’s progress toward program milestones on work in backlog and have impacted training operations. The pandemic has also led to delays in contract awards globally. While Defence faces a challenging environment in fiscal year

2021, the long-term outlook for Defence continues to be for growth, supported by a large addressable market for both training and operational support, innovative digitally immersive solutions, and the realization of the benefits of its new leadership and strengthened organization.

Healthcare outlook
CAE believes Healthcare is well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2020 MD&A.

Corporate Social Responsibility
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. CAE’s purpose makes its employees proud and delights its customers. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of corporate social responsibility (CSR).
With the rise in importance of climate change as a systemic global issue, CAE announced on October 6, 2020 that it has become the first Canadian aerospace company to become carbon neutral. CAE contributes to preventing hundreds of thousands of tons of CO2 from being emitted each year by training pilots in simulators and it offsets residual carbon emissions by investing in renewable energy certificates in the countries where it operates and by funding greenhouse gas reduction projects. CAE is determined to further reduce its emissions at the source with the development, in partnership with stakeholders from the aerospace industry, of electric or hybrid aircraft technologies that could be used in its flight academies in the coming years.
To learn more about CAE’s corporate sustainability roadmap and achievements, refer to CAE's FY20 Annual Activity and Corporate Social Responsibility Report.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended September 30, 2020 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q2 FY2021
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As a testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements, which may include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic and the effectiveness of plans and measures we have implemented in response thereto; general economic outlook; prospects and trends of an industry; available liquidities; CAE’s business outlook, objectives, plans and strategic priorities; and other statements that are not historical facts.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of November 10, 2020 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 10, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2021 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP and therefore may not be comparable to similar measures presented by other issuers. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Earnings or loss per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(2) Operating profit or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(3) Segment operating income or loss before specific items further excludes restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(4) Segment operating income or loss (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(5) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(6) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(7) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(8) Net income or loss before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(9) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs deployed in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(10) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(11) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(12) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(13) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(14) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended September 30, 2020 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated (Loss) Income Statement

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Revenue	$704.7	$896.8	$1,255.2	$1,722.4
Cost of sales	513.7	660.1	956.2	1,242.0
Gross profit	$191.0	$236.7	$299.0	$480.4
Research and development expenses	25.6	35.8	45.7	67.7
Selling, general and administrative expenses	88.2	98.0	182.1	211.3
Other (gains) and losses	(2.7)	(11.5)	93.9	(11.8)
Share of after-tax loss (profit) of equity accounted investees	0.6	(10.4)	8.3	(22.5)
Restructuring costs	51.1	—	51.1	—
Operating profit (loss)	$28.2	$124.8	$(82.1)	$235.7
Finance expense – net	35.2	34.3	70.3	69.2
(Loss) earnings before income taxes	$(7.0)	$90.5	$(152.4)	$166.5
Income tax (recovery) expense	(1.0)	15.5	(36.4)	28.5
Net (loss) income	$(6.0)	$75.0	$(116.0)	$138.0
Attributable to:
Equity holders of the Company	$(5.2)	$73.8	$(115.8)	$135.3
Non-controlling interests	(0.8)	1.2	(0.2)	2.7
(Loss) earnings per share attributable to equity holders of the Company
Basic and diluted	$(0.02)	$0.28	$(0.44)	$0.51

Consolidated Statement of Comprehensive Income (Loss)

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars)	2020	2019	2020	2019

Net (loss) income	$(6.0)	$75.0	$(116.0)	$138.0
Items that may be reclassified to net (loss) income
Foreign currency exchange differences on translation of foreign operations	$(13.7)	$(18.7)	$(119.6)	$(88.0)
Reclassification to income of foreign currency exchange differences	(10.7)	(10.0)	(16.5)	(11.9)
Net gain (loss) on cash flow hedges	13.1	(3.0)	43.4	9.5
Reclassification to income of losses on cash flow hedges	(7.4)	(2.4)	(12.4)	(3.1)
Net gain (loss) on hedges of net investment in foreign operations	25.1	(12.6)	72.2	9.9
Income taxes	(3.6)	10.6	(11.0)	9.8
	$2.8	$(36.1)	$(43.9)	$(73.8)
Items that will never be reclassified to net (loss) income
Remeasurement of defined benefit pension plan obligations	$15.1	$(16.8)	$(107.9)	$(60.4)
Net gain (loss) on financial assets carried at fair value through OCI	0.1	—	—	(0.1)
Income taxes	(3.8)	4.5	28.5	16.0
	$11.4	$(12.3)	$(79.4)	$(44.5)
Other comprehensive income (loss)	$14.2	$(48.4)	$(123.3)	$(118.3)
Total comprehensive income (loss)	$8.2	$26.6	$(239.3)	$19.7
Attributable to:
Equity holders of the Company	$9.4	$25.5	$(236.3)	$18.4
Non-controlling interests	(1.2)	1.1	(3.0)	1.3

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2020	2020

Assets
Cash and cash equivalents	$258.0	$946.5
Accounts receivable	547.6	566.1
Contract assets	501.1	569.3
Inventories	711.6	616.2
Prepayments	60.0	55.1
Income taxes recoverable	30.5	30.4
Derivative financial assets	21.7	25.0
Total current assets	$2,130.5	$2,808.6
Property, plant and equipment	1,951.7	2,154.0
Right-of-use assets	367.6	395.9
Intangible assets	1,950.6	2,056.5
Investment in equity accounted investees	416.6	460.6
Deferred tax assets	108.9	84.5
Derivative financial assets	8.5	13.1
Other non-current assets	507.2	510.4
Total assets	$7,441.6	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities	$871.4	$934.4
Provisions	41.7	29.2
Income taxes payable	28.5	26.4
Contract liabilities	689.4	746.2
Current portion of long-term debt	229.5	206.2
Derivative financial liabilities	48.3	119.9
Total current liabilities	$1,908.8	$2,062.3
Provisions	30.6	28.6
Long-term debt	2,387.4	3,106.0
Royalty obligations	136.6	141.1
Employee benefits obligations	330.6	212.8
Deferred tax liabilities	104.1	150.6
Derivative financial liabilities	5.1	12.8
Other non-current liabilities	189.5	191.1
Total liabilities	$5,092.7	$5,905.3
Equity
Share capital	$682.3	$679.5
Contributed surplus	34.0	26.9
Accumulated other comprehensive income	152.1	193.2
Retained earnings	1,394.9	1,590.1
Equity attributable to equity holders of the Company	$2,263.3	$2,489.7
Non-controlling interests	85.6	88.6
Total equity	$2,348.9	$2,578.3
Total liabilities and equity	$7,441.6	$8,483.6

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Six months ended September 30, 2020	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net loss	—	$—	$—	$—	$(115.8)	$(115.8)	$(0.2)	$(116.0)
Other comprehensive loss	—	—	—	(41.1)	(79.4)	(120.5)	(2.8)	(123.3)
Total comprehensive loss	—	$—	$—	$(41.1)	$(195.2)	$(236.3)	$(3.0)	$(239.3)
Exercise of stock options	167,500	2.8	(0.4)	—	—	2.4	—	2.4
Share-based payments expense	—	—	7.5	—	—	7.5	—	7.5
Balances as at September 30, 2020	265,787,127	$682.3	$34.0	$152.1	$1,394.9	$2,263.3	$85.6	$2,348.9

	Attributable to equity holders of the Company
Six months ended September 30, 2019	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$135.3	$135.3	$2.7	$138.0
Other comprehensive loss	—	—	—	(72.5)	(44.4)	(116.9)	(1.4)	(118.3)
Total comprehensive (loss) income	—	$—	$—	$(72.5)	$90.9	$18.4	$1.3	$19.7
Exercise of stock options	981,405	19.6	(2.4)	—	—	17.2	—	17.2
Optional cash purchase of common shares	981	—	—	—	—	—	—	—
Repurchase and cancellation of common shares	(591,731)	(1.5)	—	—	(18.7)	(20.2)	—	(20.2)
Share-based payments expense	—	—	4.5	—	—	4.5	—	4.5
Transactions with non-controlling interests	—	—	—	—	—	—	1.5	1.5
Stock dividends	59,028	2.0	—	—	(2.0)	—	—	—
Cash dividends	—	—	—	—	(53.9)	(53.9)	—	(53.9)
Balances as at September 30, 2019	265,897,286	$669.7	$26.9	$126.5	$1,446.7	$2,269.8	$81.5	$2,351.3

Consolidated Statement of Cash Flows

(Unaudited)
Six months ended September 30
(amounts in millions of Canadian dollars)	2020	2019

Operating activities
Net (loss) income	$(116.0)	$138.0
Adjustments for:
Depreciation and amortization	161.8	149.2
Impairment of non-financial assets	128.3	—
Share of after-tax loss (profit) of equity accounted investees	8.3	(22.5)
Deferred income taxes	(46.1)	12.8
Investment tax credits	(8.6)	(6.0)
Share-based payments expense	12.9	11.3
Defined benefit pension plans	9.6	9.0
Other non-current liabilities	(9.2)	(19.0)
Derivative financial assets and liabilities – net	(30.1)	(8.0)
Other	29.9	25.6
Changes in non-cash working capital	(183.6)	(313.7)
Net cash used in operating activities	$(42.8)	$(23.3)
Investing activities
Business combinations, net of cash acquired	$—	$(9.2)
Additions to property, plant and equipment	(33.2)	(147.8)
Proceeds from disposal of property, plant and equipment	0.2	0.4
Additions to intangible assets	(28.7)	(48.4)
Net proceeds from equity accounted investees	0.9	—
Dividends received from equity accounted investees	10.0	8.6
Other	(0.1)	1.5
Net cash used in investing activities	$(50.9)	$(194.9)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities	$(555.4)	$197.9
Proceeds from long-term debt	17.3	16.2
Repayment of long-term debt	(11.7)	(108.8)
Repayment of lease liabilities	(39.0)	(39.6)
Dividends paid	—	(53.9)
Issuance of common shares	2.4	17.2
Repurchase and cancellation of common shares	—	(20.2)
Other	(0.7)	(1.4)
Net cash (used in) provided by financing activities	$(587.1)	$7.4
Effect of foreign currency exchange differences on cash and cash equivalents	$(7.7)	$(12.8)
Net decrease in cash and cash equivalents	$(688.5)	$(223.6)
Cash and cash equivalents, beginning of period	946.5	446.1
Cash and cash equivalents, end of period	$258.0	$222.5